CORAL GOLD RESOURCES LTD.

New Discoveries in Nevada’s Crescent Valley

Annual Report 2006

CORAL GOLD RESOURCES LTD. - 2006 ANNUAL REPORT

THE COMPANY
Independently, and through agreements with Cortez Gold Mines, Agnico-Eagle Mines Limited and Levon Resources Ltd., Coral Gold Resources Ltd. is exploring a portfolio of strategically located claim blocks along the Battle Mountain-Eureka gold trend in north-central Nevada. These properties are situated in the active Crescent Valley region.

For calendar year 2006, Coral Gold is embarking on a major program to expand the known resource on its Robertson claim block. Robertson adjoins Cortez Gold Mines’ Pipeline Mine to the south, where Barrick Gold Corporation (60%) and Kennecott Minerals Company (subsidiary of Rio Tinto, 40%) have established proven and probable reserves of 11 million ounces of gold.

HIGHLIGHTS
Looking Back at 2005

▪  Drilled 12 holes on the Core Claims of the Robertson Property. Expanded the 39A Zone, tested below the Gold Pan resource for deep 39A-type mineralization and assessed the Distal Target’s potential to host possible new mineral resources.

▪  All drill holes in the 2005 program intersected gold mineralization and provided critical geological information.

▪  In the first year of a potential five-year exploration agreement, Agnico-Eagle Mines Limited completed 13,980 feet of drilling on Coral Gold’s jointly-held Norma Sass and Lander Ranch claims. Further drilling will take place in 2006.

▪  Robert R. McEwen purchased a major position in Coral Gold.

Looking Ahead

▪  A $1.5 million drill program is planned for the Core Claims. This work is aimed at expanding the current resource, upgrading resource categories, providing metallurgical information and preparing for a feasibility study.

▪  As part of a preliminary assessment, a new block model of mineralization in the Core Claims has been completed.

▪  Deep drilling will test the Core Claims for the Lower Plate of the Roberts Mountain Formation, source of higher-grade gold for

▪  a number of mines in the region.

▪  Agnico-Eagle has committed to another 15,000 feet of exploration drilling on

▪  Coral Gold’s Norma Sass and Lander Ranch Claims.

CORAL GOLD RESOURCES LTD. - 2006 ANNUAL REPORT

THE CRESCENT VALLEY REGION

Located southwest of Elko in north-central Nevada, the Crescent Valley region continues to produce significant new gold discoveries. It’s one of North America’s most active locations for gold exploration, primarily because of the Pipeline and Gold Acres mines and recent, large-scale gold discoveries throughout the region such as Cortez Hills and Pediment (Barrick Gold/Kennecott Minerals). Coral Gold has held claims at Crescent Valley since 1986, and it remains one of the area’s largest junior land holders.

BLUE NUGGET
LANDER RANCH
ROBERTSON (TENABO)
EXCLUDED
RUF
BARRICK GOLD/ KENNECOTT
The Pipeline pit
Gold Acres
Pipeline
South Pipeline
Gap
NORMA SASS
11 Million ounces Au
Cortez NW Deep
Cortez Mine
BARRICK GOLD/ KENNECOTT
Cortez Hills
Million ounces Au
Pediment
Robertson/Tenabo Property
100% Coral Gold
Excluded Claims
Coral Gold 39% Carried Interes
Barrick/Kennecott 61%
Norma Sass Claims
Expl. agreement with Agnico-Eagle
67/33 partnership with Levon Resources
Blue Nugget & Lander Ranch Claims
Expl. agreement with Agnico-Eagle
Ruf Claims
67/33 partnership with Levon Resources
Gold Mines
Significant Gold Deposits
0
1
2
Miles
AREA OF DETAIL
Rossi
Meikle
Carlin
Goldstrike
Elko
Gold Quarry
Carlin
Battle Mtn.
Rain
CARLIN TREND
Fortitude
Cove McCoy
Pipeline
S. Pipeline
Coral Gold
Gold Acres
Cortez
Cortez Hills
BATTLE MOUNTAIN EUREKA TREND
S. CARLIN TREND
Bald Mtn.
Alligator Ridge
Eureka
N
Gold Deposits
Towns
Kilometers
Miles

CORAL GOLD RESOURCES LTD. - 2006 ANNUAL REPORT

TO OUR SHAREHOLDERS
I’m pleased to present Coral Gold’s annual report for 2006. Our 20th year was one of our most successful in terms of gold exploration and building for the future. Drilling on the Core Claims of the Robertson Property increased the project’s measured, indicated and inferred resources and expanded the 39A Zone, which was our key objective. We also raised more than C$3.5 million to continue our strategy aimed at bringing the Robertson to pre-feasibility.

A Strategic Position
Coral Gold has attained a strategic position amongst explorers in Nevada, both in terms of land holdings and gold resources. Our claims are favorably located in an area of expanding gold mining and exploration, and recent drilling at Robertson has increased the property’s resource, and a major drill program is planned for 2006.

A Larger Resource
Much of the Core Claims remain underdeveloped, partly because of their large area, but also because their geology has proven challenging to resolve. However, what we have accomplished to date—including resources developed on the 39A, Gold Pan, Porphyry, Distal Target and other zones—has provided encouraging results and indicated that a much larger resource may exist. Exploration for 2006 is aimed at answering a number of key questions about this part of the property. The program will also investigate pre-feasibility elements such as metallurgical information and pit slope stability.

2006 Drilling
A key part of our 2006 exploration is drilling to expand the 39A/Gold Pan resource and thus increase shareholder value. Initial results have been extremely encouraging, including 30 feet grading 0.256 oz/ton Au in hole number CR 06-02. Although it is too early for any new resource calculations, the results have filled in gaps between more widely spaced holes and indicated continuity of mineralization.

Robert R. McEwen
In December of 2005, Mr. Robert McEwen became a major investor in Coral Gold. Mr. McEwen is Chairman and CEO of U.S. Gold Corporation and Lexam Explorations Inc. He was the founder and former Chairman and CEO of Goldcorp Inc., one of the world’s top ten gold producers. We look forward to Mr. McEwen’s contributions as Coral Gold grows.

I am most grateful for the dedication and hard work of all members of the Coral Gold team. Thanks to everyone’s efforts, it has been a year of tremendous progress. We look forward to continued success in the coming year.

 THE HIGHLIGHTS

Taking the company to a new level by expanding the Robertson Property gold resource.

Drilling on the Core Claims of the Robertson Property increased the project’s measured, indicated and inferred resources and expanded the 39A Zone.

Drilling in 2006 has encountered very encouraging values in the Core Claims, with much more drilling to come.

As interest in Nevada and Crescent Valley continues to increase, Coral Gold’s strategic position becomes more valuable.

Matthew Wayrynen,

President

CORAL’S GOLD’S PROPERTY ADJOINS CORTEZ PIPELINE

Location:    Crescent Valley, Nevada, approximately 200 air miles east of Reno, Nevada.

Status:                Exploration

Holdings:           Approximately 14,000 acres

CORAL GOLD RESOURCES LTD. - 2006 ANNUAL REPORT

Minerals:           Gold, silver

Overview
Coral Gold’s Robertson property is an advanced exploration stage project located north of the Pipeline gold mine. Over the past 20 years, Coral Gold and its various partners have spent more than US$25 million exploring the Robertson claims. This work has identified four key gold zones: the Porphyry, 39A/Gold Pan, Altenburg Hill and Distal Target. The upgraded resource, incorporating 2005 drill results, is presented in the table below.

Encouraging Results in 2005
A 12-hole program in the summer of 2005 focused on expanding the 39A Zone resource, testing below the Gold Pan resource for deep 39A-type mineralization, and assessing the Distal Target area to host possible new resources.

Exploration for 2006
In the coming year, the company will conduct a multi-phase program of drilling and pre-feasibility. The first phase consists of an estimated 40-hole drill program on five key zones. This phase will also include block modelling of the resource, incorporating historic drilling from Amax Gold and more recent drilling by Coral Gold.

Seeking a Larger Resource
Significant areas of the Robertson Property remain unexplored. Over the years, drilling, geophysical surveys, sampling and production have generated intriguing information about the possibility of a very large resource at depth. The geology at Robertson can be compared with successful mines on both the Battle Mountain-Eureka and Carlin gold trends, where relatively shallow-lying gold mineralization leads to much larger resources at depth in Lower Plate rocks.

Exploration for 2006
39A/Goldpan Zone - New drilling will test an area north of a 2005 drill hole that returned 80 feet averaging 0.069 oz Au/t starting at 785 feet, including 20 feet averaging 0.181 oz Au/t. Previous drilling here suggested that mineralization had stopped.

With this new discovery, we believe the area has excellent potential for expansion. We will prepare a preliminary assessment report for the 39A/Goldpan, Porphyry and Altenburg

CORAL GOLD RESOURCES LTD. - 2006 ANNUAL REPORT

Hill zones.
Distal Target - The 2005 drilling identified much stronger mineralization than previously encountered, with excellent potential for developing new and possibly higher-grade mineral resources through additional drilling. The Distal Target remains open for expansion in all directions.

Gold Quartz/East-West Vein System - Programs of mapping, sampling and geophysics are planned to explore for further gold reserves in this area. Gold Quartz was the site of original underground mining in this district in the early 20th Century.

	Measured Resource			Indicated Resource			Total Measured + Indicated			Inferred Resource
Zone	Short Tons	Gold Grade (oz/ton)	Contained ozs (000s)	Short Tons	Gold Grade (oz/ton)	Contained ozs (000s)	Short Tons	Gold Grade (oz/ton)	Contained ozs (000s)	Short Tons	Gold Grade (oz/ton)	Contained ozs (000s)
Porphryr(1)	10,600	0.020	212	2,100	0.018	37	12,700	0.020	249
39A/Gold Pan (2)				10,200	0.044	450	10,200	0.044	450	4,900	0.039	192
Altenburg Hill										3,500	0.018	63
Distal Target (3)										1,008	0.178	179
Totals	10,600	0.020	212	12,300	0.040	487	22,900	0.031	699	9,408	0.046	434

CORAL GOLD RESOURCES LTD. - 2006 ANNUAL REPORT

KEY GOLD ZONES OF THE ROBERTSON PROPERTY

CORAL GOLD RESOURCES LTD. - 2006 ANNUAL REPORT

SIGNIFICANT GOLD INTERCEPTS FROM THE 39A ZONE

Drill Hole Number	From	To	Thickness (feet**)	Au Grade (oz/ton)
AT-35	345	355	10	0.328
AT-36	610	630	20	0.068
AT-39A	670	745	75	0.162
AT-40	685	775	90	0.102
AT-44	640	665	25	0.101
AT-45	650	765	115	0.146
AT-49	550	690	140	0.157
AT-51	600	680	80	0.147
AT-56	525	605	80	0.110
AT-57	490	650	160	0.101
AT-58	430	480	50	0.092
AT-65	425	435	10	0.189
AT-68	630	705	75	0.084
AT-79	305	355	50	0.072
99413	300	360	60	0.210
CAT-5	500	580	80	0.144
CAT-6	620	695	75	0.263
CAT-58	620	665	45	0.132
CAT-59	600	665	65	0.303
Average			69	0.146

*    From “Geological Report on the Robertson Property, Robert T. McCusker, P. Geol. NI 43-1-1 compliant. Average grade calculated using 0.05 oz Au/t cutoff.

** Interval thickness from near vertical drill holes

CORAL GOLD RESOURCES LTD. - 2006 ANNUAL REPORT

NORMA SASS PROPERTY

Location:    Crescent Valley, Nevada, approximately 200 air miles east of Reno, Nevada.
Status:        xploration agreement with Agnico-Eagle Mines Limited
Ownership:        Coral Gold 2/3; Levon Resources Ltd. 1/3.
Holdings:           Approximately 740 acres
Minerals:           Gold, silver

Overview
Norma Sass, an early exploration-stage project located immediately south of the Gold Acres open pit mine and west of the Pipeline Mine, represents one of Nevada’s best exploration targets. Previous drilling at Norma Sass encountered good gold values hosted by favorable, lower-plate carbonate strata.

Agnico-Eagle Mines Limited is exploring the property under a potential five-year exploration agreement signed in 2004. If extended for the full five years, Agnico-Eagle will pay to Coral Gold US$405,000 in advance royalties and complete a minimum of 45,000 feet of drilling.

Agnico-Eagle completed 13,980 feet of drilling in 2005. Agnico-Eagle’s six drill holes, varying from 1,665 to 1,975 feet in depth, showed the Norma Sass is underlain by Lower Plate carbonate rocks at relatively shallow depths. Two holes in the northeast corner of the property intersected gold (see table). All six holes encountered alteration, silicification and sulfidation in the Lower Plate rocks.
For 2006, they intend to drill another 15,000 feet in 12 to 15 holes. Agnico-Eagle is prepared to extend the program if favorable results are obtained.

Drill Hole Number	From	To	Thickness (feet**)	Au Grade (oz/ton)
NS 0502	610	630	20	0.04
NS 0503	400	410	10	0.03

CORAL GOLD RESOURCES LTD. - 2006 ANNUAL REPORT

OTHER CRESCENT VALLEY PROPERTIES

Lander Ranch and Blue Nugget Claims
The Lander Ranch and Blue Nugget claims, located north of Coral Gold’s Core Claims, fall under the exploration agreement with Agnico-Eagle. In 2005, Agnico-Eagle drilled two vertical holes at Lander Ranch totaling 3,240 feet. Both holes extended an area of gold mineralization originally discovered by Cortez Gold Mines in 1999. Further drilling in this area is expected in 2006.

Excluded Claims
The Excluded Claims operate under a joint venture with Cortez Gold Mines (Coral Gold 39% carried interest; Cortez 61%), in which Cortez is the project operator. The property lies approximately 4,000 feet north of the Pipeline Mine and it encompasses a number of important structural elements. Drilling by Cortez in 1997 and 1998 indicated the Lower Plate carbonate rocks are at relatively shallow depths. Subsequent drilling by both Cortez and Coral Gold has produced anomalous values and provided important stratigraphic information.

Ruf Claims
The Ruf Claims, operated in partnership with Levon Resources Ltd. (Coral Gold 2/3; Levon 1/3) are located northeast of the Pipeline Mine. The claims have produced encouraging results in both geophysical surveys and drilling since the 1980s. A staged program of re-logging past drill holes, IP/resistivity studies and follow-up drilling has been recommended